BRC Inc.

1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, Texas 78746

January 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Geoffrey Kruczek
                            Sergio Chinos

Re:          BRC Inc.

Registration Statement on Form S-4

File No. 333-260942

Dear Messrs. Kruczek and Chinos:

BRC Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective on January 13, 2022, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Jonathan Ko, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Jonathan Ko of Paul Hastings LLP, counsel to the Registrant, at (213) 683-6188, or in his absence, David Hernand at (310) 570-5750.

[Signature Page Follows]

Securities and Exchange Commission

January 11, 2022

Very truly yours,

BRC Inc.

By:	/s/ Stephen Kadenacy
Name:	Stephen Kadenacy
Title:	Chief Executive Officer

cc:        Jonathan Ko, Paul Hastings LLP

David Hernand, Paul Hastings LLP

Stephen Napolitano, Kirkland & Ellis LLP

Joshua Korff, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP